SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM), pursuant to CVM Instruction No. 358/02, as amended, hereby informs its shareholders and the financial market that on April 8, 2011 received the following statement from the shareholder T. Rowe Price.

NOTICE TO THE MARKET

1)   The undersigned T. Rowe Price Associates, Inc (“T. Rowe Price Associates”) hereby informs that on April 05, 2011, ita has sold, on behalf of some of its clients, in the capacity of investment managers, American Depositary Receipts representing 146,782 preferred shares and now have an interest representing 4.98% of the total preferred shares issued by TAM S.A (“TAM”) at that date. This represents a decrease of 5% since our prior notification.

2)   For the purposes of Article 12 of the Brazilian Securities Exchange Commission (“CVM”) Ruling nº358, of January 3, 2002 (“CVM Ruling nº 358”), a amended by CVM Ruling nº 449, of March 15, 2007. T. Rowe Price Associates hereby requests TAM S.A.’s Investors Relations Officer to disclose the following information to CVM through the Ocasional Periodic Information System – IPE:

i.   T. Rowe Price Associates, has its registered office at 100 East Pratt Sreet, Baltimore, Maryland 21202, United States of America

ii.  T. Rowe Price Associates sold American Depositary Receipts representing 146,782 preferred shares of TAM S.A., in the capacity of investment manager, as specified on item 1 above;

iii. The purpose of the abovementioned equity holdings is strictly of investment and does not seek a change of control or a change in the management structure of TAM S.A.

iv. No debenture convertible into shares issued by TAM S.A. are held by the relevant clients; and

v.  No agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by TAM S.A., were executed by the relevant clients.

3)   T. Rowe Price International Inc. a former affiliated investment manager, merger into its parent, T. Rowe Price Associates at the close of business December 31, 2010, and thereafter ceased operations.

4)   Please do not hesitate to contact us with any further question or comment on the above.

Yours faithfully,

T. Rowe Price Associates, Inc.

Doroty Jones

Líbano Miranda Barroso

Diretor de Relações com Investidores

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.